Universe Pharmaceuticals INC

May 14, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Universe Pharmaceuticals INC Registration Statement on Form F-1 Filed April 24, 2024 File No. 333-278914

Ladies and Gentlemen:

Universe Pharmaceuticals INC (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 8, 2024 regarding the Registration Statement on Form F-1 filed by the Company on April 24, 2024. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1 to the Registration Statement”) is being filed by the Company to accompany this response letter.

Registration Statement on Form F-1 filed April 24, 2024

Cover Page

1. Please revise here, and elsewhere, to disclose that the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the fiscal year 2023 omnibus spending legislation on December 29, 2022.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 3 of Amendment No. 1 to the Registration Statement to disclose that the Accelerating Holding Foreign Companies Accountable Act was signed into law as part of the fiscal year 2023 omnibus spending legislation on December 29, 2022.

2. Please revise the cover page to disclose the termination date of the offering. See Item 501(b)(8)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we revised our disclosure on the cover page and page 12 of Amendment No. 1 to the Registration Statement to disclose the termination date of the offering.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Jing Hu
Jing Hu
Chief Executive Officer and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC